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                        Filed by Biomatrix, Inc. (Commission File No. 001-14221)
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934


         Subject Companies: Genzyme Corporation (Commission File No. 000-14680),
            Biomatrix, Inc. and Genzyme Corporation's Surgical Products Division
                                                      and Tissue Repair Division


FOR BIOMATRIX:                                   FOR GENZYME:
Endre Balazs, M.D., CEO                          Sally Curley (investors)
Rory Riggs, President                            617-591-7140
Anne Marie Fields, Investor Relations            Kristen Nally (GZTR investors)
201-945-9550                                     617-252-7815
                                                 Kim Witkop (GZSP investors)
                                                 617-761-8563
                                                 Bo Piela (media)
                                                 617-252-7785

FOR IMMEDIATE RELEASE
April 18, 2000


       GENZYME AND BIOMATRIX FILE PROXY STATEMENT FOR GENZYME BIOSURGERY

         CAMBRIDGE, Mass. and RIDGEFIELD, N.J.--Genzyme Corp. and Biomatrix Inc. today filed a joint proxy statement/prospectus with the Securities and Exchange Commission for the planned formation of Genzyme Biosurgery, a new Genzyme division with its own newly created stock. Genzyme Biosurgery will combine the businesses of Biomatrix (NYSE: BXM), Genzyme Tissue Repair (Nasdaq: GZTR), and Genzyme Surgical Products (Nasdaq: GZSP).

         The merger will create the foremost company in biosurgery, a rapidly emerging market in which sophisticated biomaterials and biological products are used to enhance or replace conventional surgical and medical procedures.

         Genzyme and Biomatrix said today that the transaction, announced March 6, is on schedule to close by the end of June 2000, pending regulatory and shareholder approvals. The companies expect to mail the joint proxy statement/prospectus to their shareholders by mid-May. On March 22, Genzyme and Biomatrix filed a notification of merger with the Department of

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Justice and the Federal Trade Commission, as required under the
Hart-Scott-Rodino Anti-Trust Improvements Act.

         A special meeting of Genzyme shareholders to vote on proposals related to the creation of Genzyme Biosurgery will be held in June in Cambridge, Mass. A special meeting of Biomatrix shareholders will be held in June in Ridgefield, N.J., and will replace the annual meeting of Biomatrix shareholders originally scheduled for May.

         The formation of Genzyme Biosurgery will require shareholders of each of Genzyme's four divisions, voting together as a single class, to approve a charter amendment creating the Genzyme Biosurgery stock and eliminating the Genzyme Tissue Repair and Genzyme Surgical Products stocks. In addition, Genzyme Tissue Repair and Genzyme Surgical Products shareholders each must approve the transfer of their respective assets and property into Genzyme Biosurgery and the conversion of all outstanding shares of their respective stocks into shares of Genzyme Biosurgery stock. Biomatrix shareholders must approve the merger with Genzyme.

         The boards of directors of both Genzyme Corp. and Biomatrix have unanimously approved the merger. Dr. Endre Balazs and three other executive officers of Biomatrix have agreed to vote their Biomatrix shares, totaling approximately 37 percent of the outstanding shares, in favor of the transaction.

WHAT SHAREHOLDERS WILL RECEIVE

         Under the terms of a definitive merger agreement, Genzyme Biosurgery will be formed by combining Genzyme Tissue Repair and Genzyme Surgical Products in tax-free stock-for-stock exchanges to form one unit, which will merge with Biomatrix in an exchange of stock and cash.


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         Genzyme Tissue Repair shareholders will receive 0.3352 of a share and
Genzyme Surgical Products shareholders will receive 0.6060 of a share of Genzyme Biosurgery stock for each share of their stock.

         Under the merger agreement, Genzyme has agreed to pay cash at $37 per share for up to 28.38 percent of the outstanding shares of Biomatrix common stock and to exchange Genzyme Biosurgery stock on a one-for-one basis for 71.62 percent of the outstanding shares of Biomatrix common stock. The cash portion of the merger consideration is limited to approximately $245 million and may be reduced to accommodate the exercise of appraisal rights, and for tax purposes, to assure that at least 45 percent of the total consideration is Genzyme Biosurgery stock.

         Biomatrix will send its shareholders an election form on which they will be able to indicate their preference for cash, stock, or the standard consideration - a fixed combination of cash and stock. Assuming no adjustment to the aggregate cash consideration occurs, Biomatrix shareholders who select the standard consideration will receive $32 in cash for 28.38 percent of their Biomatrix shares and will receive one share of Genzyme Biosurgery stock for one share of Biomatrix stock for 71.62 percent of their Biomatrix shares.

         If Biomatrix shareholders elect to receive cash for more than the available cash consideration, the amount of cash distributed to shareholders who make cash elections will be reduced on a prorated basis and offset with shares of Genzyme Biosurgery. Conversely, if Biomatrix shareholders elect to receive more shares of Genzyme Biosurgery stock than are available, the number of shares of Genzyme Biosurgery stock distributed to shareholders who make stock elections will be reduced on a prorated basis and offset with cash. Therefore, the consideration received by a Biomatrix shareholder may differ from the shareholder's expressed preference.


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         Upon completion of the merger, Biomatrix shareholders will own approximately 47 percent of Genzyme Biosurgery, Genzyme Tissue Repair shareholders will own approximately 27 percent, and Genzyme Surgical Products shareholders will own approximately 26 percent.

         Upon formation, Genzyme Biosurgery will have approximately 35 million shares outstanding. Genzyme has applied for the shares to trade on the Nasdaq National Market under the symbol GZBX following the completion of the merger.

ABOUT GENZYME BIOSURGERY

         The combination of Biomatrix, Genzyme Tissue Repair, and Genzyme Surgical Products will create a self-sustaining enterprise with substantial financial resources. Genzyme Biosurgery will market a robust portfolio of 24 products focused primarily on bio-orthopedics and cardiothoracic surgery, two biosurgical areas with high growth potential. It will also unite companies with powerful scientific capabilities and nearly 40 years of combined leadership in the development and commercialization of unique biomaterials based on hyaluronan.

         Genzyme Biosurgery had pro forma revenues of approximately $212 million for 1999. In 2000, it is expected to generate pro forma revenues of approximately $250 million and to invest over $45 million in research and development to support a robust product pipeline. In 2001, Genzyme Biosurgery is expected to be profitable on a cash-earnings-per-share basis, before amortization of goodwill, and should generate cash flow from operations sufficient to support current operations and to service any debt associated with the acquisition of Biomatrix.

         Genzyme Biosurgery will have over 1300 employees; six dedicated manufacturing facilities; global clinical and regulatory capabilities; an extensive intellectual property portfolio; several established sales organizations in focused surgical markets; and valuable marketing and distribution agreements with a number of large, multi-national health care companies.


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         Genzyme Biosurgery will be composed of Biomatrix, a worldwide leader in the development and manufacture of viscoelastic biomaterials for use in orthopedic and other medical applications; Genzyme Tissue Repair, a leading developer of biological products for the treatment of orthopedic injuries and severe burns; and Genzyme Surgical Products, which develops and markets mechanical devices, biomaterials, and biotherapeutics for cardiothoracic and other surgical markets, and is a leader in developing biomaterials to prevent post-surgical adhesions. As a division of Genzyme Corp., Genzyme Biosurgery will have its own common stock intended to reflect its value and track its economic performance.

         This press release contains forward-looking statements, including statements concerning the formation of Genzyme Biosurgery and the consummation of the merger with Biomatrix, the creation of a new publicly traded stock for Genzyme Biosurgery, the future growth and success of Genzyme Biosurgery and Genzyme Biosurgery's products, the sufficiency of the cash and other resources of Genzyme Biosurgery and the future revenues and profitability of Genzyme Biosurgery. Actual results may differ materially depending on many factors including the accuracy of information about the biosurgery market, the competitive environment for the biosurgery market, market acceptance of Genzyme Biosurgery's products and services, the enrollment rate for clinical trials, the ability to successfully complete preclinical and clinical development of products, the actual safety and efficacy of products, the timing and content of submissions to and decisions by the FDA and other regulatory authorities, conditions in the financial markets relevant to the proposed creation of Genzyme Biosurgery, the likelihood of regulatory and other approvals of the transactions, the operational integration associated with the transactions and other risks generally associated with transactions.

                                      # # #

For additional information about the creation of Genzyme Biosurgery, investors may consult the Questions & Answers document located on the Web sites of Genzyme (http://www.genzyme.com) and Biomatrix at (http://www.biomatrix.com.) This document will be updated from time to time as new information becomes available.

Investors are also urged to read the joint proxy statement/prospectus relating to this transaction filed with the Securities and Exchange Commission because it will contain important information. The joint proxy statement/prospectus and other documents filed by Genzyme and Biomatrix with the commission may be obtained for free at the commission's Web site (www.sec.gov) and from Genzyme or Biomatrix. Requests to Genzyme may be directed to Sally Curley, or you can access documents on the company's Web site. Requests to Biomatrix should be directed to Anne Marie Fields, or you can access documents on the company's Web site.


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Due to the proposed transaction, Biomatrix will not be mailing a traditional annual report for 1999. An annual report on form 10-K has been filed with the SEC and is available on Biomatrix' Web site, or is available at no charge by contacting Biomatrix.



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